Exhibit 99.1

                                Minutes of the
                    Annual General Meeting of Shareholders
                                      of
                               ASML Holding N.V.
                             held on 21 March 2002


Chairman: Mr. H. Bodt

General

Enclosed please find the Minutes of the Annual General Meeting of Shareholders of ASML Holding N.V. ("ASML"), which meeting was held on 21 March 2002. These Minutes are solely informative and do not purport to be exhaustive. These Minutes are qualified as a whole with reference to the Annual Report on form 20-F of ASML for the year ended December 31, 2001 and other public filings made by ASML with the US Securities and Exchange Commission. ASML does not guarantee the comprehensiveness or accuracy of the information included in these Minutes, and has no obligation (and hereby expressly rejects any obligation to this effect) to up-date or correct statements and information included in these Minutes.

1.   Opening.

The Chairman opened the Annual General Meeting of Shareholders of ASML on behalf of the Board of Management and the Supervisory Board and welcomed everyone present. The Board of Management was represented by Messrs. Dunn, Wennink, McIntosh, Van den Brink and Chavoustie while the Supervisory Board was represented by Messrs. Bergsma, Dekker, Grassmann, Attardo, Westerlaken and the Chairman.

Before proceeding with the agenda, Mr. Dunn gave a presentation of the main events that took place in 2001.

Mr. Dunn said that 2001 had seen the worst decline in the history of the semi-conductor industry. The year was marked by underutilization and strongly declining markets. Turnover dropped by 40%, which can be ascribed to the fact that chip manufacturers were confronted by severe underutilization, which means that no additional capacity was required. As a result, some of ASML's customers cancelled their orders. The low point came during the second half of 2001 and signs are pointing to an improvement towards the end of 2002/ beginning of 2003. A recovery is not by any means certain however.

In 2001 ASML introduced a record number of new products and continues to retain a significant lead on its competitors. As a result, ASML expects to increase its revenues and profitbilaity as the market starts recovering.

After a brief explanation of the activities of the Thermal and Track divisions in 2001, Mr. Dunn continued his presentation by saying that ASML had acquired a number of new customers in 2001 including one Japanese customer. More than 50% of major chip manufacturers are now ASML customers and the order portfolio is very well balanced.

Mr. Dunn reported that the acquisition of SVG was completed in 2001 and the reorganization was accelerated in view of the poor market situation. Mr. Dunn then summarized the strategic reasons for the acquisition as well as the results achieved up to now as a result of the integration. In conclusion he presented an analysis of the restructuring operation.

Mr. Dunn then explained the developments at ASML in the areas of business ethics, health, safety and the environment, followed by an explanation of the status of the two legal proceedings instituted by Nikon against ASML.

Mr. Wennink then took the floor, presenting Management's analysis of ASML's income statement, balance sheet and liquidity position, as further detailed in ASML's annual report.

Mr. Wennink told the meeting that as a result of the acquisition of SVG two sets of annual accounts had been drawn up for 2001, one based on the American accounting principles (US GAAP) and one based on the Dutch accounting principles (Dutch GAAP). He said that the annual accounts based on the Dutch GAAP would be submitted to the shareholders for adoption. Mr. Wennink then briefly explained the differences between the two sets of annual accounts.

Mr. Wennink continued by saying that although some 55% fewer systems had been sold in 2001, turnover dropped by only 40%, as the average sales price was higher. Most systems were sold in Asia, followed by the US and Europe. In Asia the dominance of sales to Taiwan declined as a result of higher sales by ASML in China and Singapore than during previous years. ASML sold systems in Japan for the first time in 2001.

Mr. Wennink said that in 2001 ASML suffered a net loss of EUR 479 million, mainly as a result of acquisition and restructuring costs. The gross profit margin was 2.8% as compared with 39.8% in 2000. The fall in gross profit margin was partly caused by restructuring costs and underutilization in the fabs, which meant that many fixed costs were not covered. Furthermore, strong pressure was exerted on the prices of the systems in 2001. Research and development costs increased by 11% owing to the large number of product introductions. SG&A costs dropped by 11%.

Mr. Wennink then showed the figures of each division. In the Lithography division the lower number of systems sold was partly offset by the higher average selling price per system. The drop in the gross profit margin can mainly be ascribed to the underutilization of the fabs in the US where one product line was discontinued. As sales of the Track and Thermal divisions are mainly capacity sales, gross profit figures were negative here following a 75% drop in turnover.

Mr. Wennink said that the number of employees dropped from 8,123 in 2000 to 7,070 in 2001 and that this is mainly due to facilities being closed in the US. He then briefly discussed the order portfolio for lithography systems. Per type of system more than 50% of the order portfolio consists of 300mm systems. Per technology more than 80% of the order portfolio consists of the latest technology, i.e. 248nm, 193nm and 157nm systems.

Mr. Wennink then presented the balance sheet. This showed that ASML's financial position is strong. He explained the liquidity position, accounts receivable, property, plant & equipment and shareholders' equity. Mr. Wennink concluded that financially ASML is ready to ride out the storm.

Mr. Dunn then said that ASML is well positioned with regard to its competitors. ASML has always understood its customers' needs, i.e. cheaper and more complex chips. This is achieved by larger wafers and smaller line widths.

Mr. Dunn used Moore's Law to explain that for the time being technological developments in the semi-conductor industry are expected to continue and that ASML is a major player in this process.

Summarizing Mr. Dunn said that ASML is benefiting from the downturn by entering new markets now, by winning new clients and introducing new technologies.

The Chairman then gave the floor to Mr. Klemann, notary public and secretary of the meeting, so that he could establish whether the formal requirements for convening the meeting had been met and to announce the precise numbers of shareholders and voting members present at the meeting.

Mr. Klemann said that at the start of the meeting 158 ASML shareholders had been present or were represented, jointly representing a total capital of EUR 1,009,639.70 and the right to cast 50,481,985 votes. Mr. Klemann added that where necessary, attendees entitled to cast votes by proxy had submitted their written proxies to the company and that these had been shown to him. Mr. Klemann also established that the legal and statutory requirements concerning the convening, holding and attending of the General Meeting of Shareholders had been met and that the required documents had been made available for inspection at the places as prescribed by law and the articles of association. Therefore the meeting had been legally convened and was authorized to take decisions concerning all the points on the agenda. In conclusion Mr. Klemann said that the shareholders had not utilized their right to submit agenda items.

The Chairman then proceeded to the second item on the agenda.

2. Annual Accounts and Annual report for the 2001 financial year, report of the Board of Management on the company's activities during the 2001 financial year, report of the Supervisory Board, adoption of the annual accounts of the 2001 financial year.

The Chairman said that the annual accounts based on the Dutch GAAP are the statutory annual accounts and these would be submitted to the shareholders for approval. These annual accounts have been adopted by the Supervisory Board, audited by Deloitte & Touche who have issued an unqualified auditors' report. The annual accounts and the annual report have been made available for inspection. The Chairman then said that the Supervisory Board recommended that the shareholders adopt the annual accounts and then gave those present the opportunity to pose questions concerning the topics he had discussed.

Mr. Stevense, representative of the Stichting Rechtsbescherming Beleggers and private shareholder, thanked the Board and all employees for their commitment during the previous year. He then inquired what ASML's stance was concerning the publication of the quarterly figures as this would probably become compulsory in 2004. Mr. Stevense then said that he would like to see more variation in the report of the Supervisory Board and he asked a number of questions concerning the relationship with the Works Council and ASML's position at Intel. Mr. Stevense would like to see greater clarity regarding the pooling of interest and the possibility of aligning the financial years of ASML and SVG from 2002, about the patenting process at ASML, about the Philips patents and about the booking of training systems and sale & lease-back systems. Mr. Stevense also wanted to know whether the systems in the order portfolio would be delivered in 2002, whether the costs of research and development are incorporated in the price of systems that are now being sold and he also had a number of questions concerning subsidies and the effect of any tax refunds on cash flow.

The Chairman replied that ASML was of the opinion that semi-annual financial reports offer a better picture of the market conditions than quarterly reports because of the cyclical nature of the semi-conductor industry and the nature of the products, i.e. long delivery times. In the event that significant events occur in the interim, ASML will continue its past practice of informing the market in due time. Of course ASML will comply with the obligation of publishing quarterly figures if this becomes compulsory.

The Chairman then explained that the Report of the Supervisory Board is a factual reflection of the events of the previous year, that the Supervisory Board regularly attends meetings with the Board of Management and the Works Council and that the relationship with the Works Council is excellent.

Subsequently, Mr. Dunn answered the question on ASML's position at Intel.

Mr. Wennink then explained that the pooling of interest arising from the SVG acquisition will only give rise to two accounting methods for the year 2001. From 2002 the financial years of ASML and SVG will indeed be the same.

Mr. Dunn emphasized the importance of patenting inventions as quickly as possible. ASML employees are continually reminded of this. In recent years the number of registered ASML patents has increased enormously. Mr. Dunn said that many patents are in the name of Philips as a result of the shared past, but that ASML does have access to these patents. This also applies to Zeiss patents. Finally, ASML owns former SVG's patents.

Concerning the training systems that have gone from inventory to fixed assets, Mr. Wennink said that this has been booked according to US GAAP. There have not been any sale-lease back transactions in 2001. He went on to say that only systems that are scheduled to be delivered within 12 months are included in backlog. The first systems of any new series are relatively expensive to produce because ASML has not yet achieved any learning curve benefits. The standard cost price is reached after some 18 months. ASML does indeed receive subsidies, although these are reduced year by year. Owing to the loss suffered during 2001, a tax refund will be claimed on ASML's 2001 tax returns.

Mr. Stevense repeated his questions about the quarterly figures and the surcharge for technology on the cost prices of systems.

Mr. Wennink replied that no surcharge is made for research and development costs on the cost price of current systems. These costs are charged directly to the result.

The Chairman repeated ASML's point of view with regard to quarterly figures. ASML will inform the market in a timely manner of important events and he emphasized the speed with which ASML reports its annual and semi annual figures.

Ms Dijkstra, representative of the Vereniging van Beleggers voor Duurzame Ontwikkeling, complimented ASML on the progress that has been made in the area of social and environmental policies. She did however comment on the fact that a social report for the year 2000 had not been published and that the social and environmental report for the year 2001 had been published late. She also inquired into the introduction and accreditation of the ISO environmental health system and a social management system, the role of suppliers in ASML's ethical business practices, the introduction of the GRI guidelines for sustainable reporting and the external evaluation of the environmental and social report.

Mr. Dunn replied that the social report would be published early in May 2002. ASML will make an effort to publish the environmental and social report earlier in the future. ASML has received ISO 14001 accreditation in the US with respect to its environmental management systems. A special environmental permit, that is similar to ISO 14001, has been granted in Veldhoven. Mr. Dunn said that suppliers are expected to comply with the code of conduct but that (as yet) this is not an obligation. An internal code of conduct has been drawn up that includes rules for ASML employees who are in contact with suppliers.

With regard to the application of the GRI guidelines for sustainable reporting, Mr. Dunn said that ASML aims to comply with the GRI guidelines as far as possible. However, there are 150 guidelines and, although some progress has been made, the process has not yet been completed. With regard to external verification Mr. Dunn explained that the ISO is a form of external verification and that he cannot commit himself to an external evaluation for the year 2002. He emphasized that a great deal of progress had been made during the past year, but that there still was a long way to go.

Mr. Bourguignon, representative of the Vereniging van Effectenbezitters, commented that he did not agree with the disclaimer included in the Minutes of the meeting last year's meeting. The VEB was also of the opinion that Management had been too optimistic and that they should have responded sooner to the deteriorating conditions. Mr. Bourguignon wanted to know what the Supervisory Board had discussed with Deloitte & Touche and how flexible ASML is if the market shows a downturn. He continued by saying that in his opinion the Dutch annual report was difficult to read and he also wanted to know more about ASML's discontinuation of the mono-strategy. He also commented that in his view the 5-yearly overviews are incomplete, as the share prices are not listed. Mr. Bourguignon asked for ASML's reaction on Moody's negative rating of ASML's convertible bonds, issued in October 2001. Mr. Bourguignon also wanted to know what the long-term financial objectives are, whether the termination scheme with the suppliers could be explained in greater detail, whether suppliers are given purchase guarantees and whether orders can be cancelled without further consequences. In conclusion Mr. Bourguignon said that the annual report did not include a company balance sheet nor an overview of group companies.

The Chairman explained that in principle ASML is a development, assembly and trading company. The majority of the components are manufactured by suppliers. This has allowed ASML to grow rapidly and also affords ASML a certain amount of flexibility. In 2000 the supplier industry was somewhat overstrained resulting in longer lead times. Together with the suppliers, ASML attempted to reduce these lead times. As a result of the acquisition of SVG a second level of suppliers has since been added.

Mr. Wennink then said that the inventories as at 30 June 2001 and that had been written down in the fourth quarter concern the discontinuation of a product line of SVG as a result of a customer's decision. ASML could not have foreseen this.

Mr. Wennink commented that the style of the annual report related to the decision to translate portions of the 20-F annual report filed with the SEC literally from English into Dutch. The share prices will be included in the 5-yearly overviews from next year. The negative qualification of ASML's convertible bonds is due to the sector in which ASML operates. With regard to the termination scheme with suppliers, Mr. Wennink said that this concerned firm agreements with US suppliers in connection with the discontinued SVG product line. In principle ASML does not give purchase guarantees. Orders cannot be cancelled just like that; penalty clauses are included in the contracts with customers, but for commercial considerations ASML does not usually invoke these clauses. The company balance sheet is incorporated in the statutory annual report.

Mr. Dunn then replied to the question about the strategy. ASML has a clear strategy, namely to be the leader in the field of advanced lithography equipment. ASML also wants to be a leader in solutions offered to customers; i.e. the steps before and after the lithography process should not be ignored. For this reason track and metrology are part of ASML's strategy.

Mr. Wennink said that currently ASML finds itself in a phase in which the long-term financial objectives will have to be redefined.

Mr. Stevense said that he regretted the fact that the balance sheet items in the US GAAP were not numbered and that he was not convinced of ASML's position with Intel. Mr. Stevense also posed questions about write-offs, and about the possibility of splitting the value of ASML's convertible notes due 2005 in the annual accounts into a nominal value and the value that includes dollar effects. In conclusion Mr. Stevense inquired into the effect of the futures that had been introduced on 25 February.

First, Mr. Dunn further explained ASML's position with Intel, including that Intel is a new customer for ASML and the importance of having Intel as a customer.

Replying to the question about write-offs, Mr. Wennink explained that a provision of EUR 3.3 million had been made in 2001, relating to uncollectable debts. The nominal value of the bond loan is given in the annual accounts as well as the effect of the conversion. The possibility of separately disclosing the impact of changes in currency exchange rates on the value of outstanding non-euro denominated indebtedness will be taken into consideration next year. The futures have had no noticeable effect.

Mr. Bulthuis said that he voted against the proposal by proxy on behalf of 1,030 shares and abstained from voting on behalf of 2,397 shares. The Chairman took note of this.

Finally Mr. Bourguignon asked why the costs of the reorganization had been booked against the operating result. Mr. Wennink replied that this complies with US GAAP.

After this round of questions the proposal to approve the 2001 ASML annual accounts was adopted by the Annual General Meeting of Shareholders by acclamation.

3. Discharge of the Board of Management and the Supervisory Board for the 2001 financial year.

The Chairman proposed to the meeting to resolve by acclamation to discharge the Board of Management and the Supervisory Board for the 2001 financial year.

Mr. Philips said that he had been instructed by proxy to vote against this proposal on behalf of 3,036 shares. Mr. Russ said that he voted by proxy against the proposal on behalf of 23,500 shares and abstained from voting on behalf of 384,560. Mr. Bulthuis said that he was voting against the proposal on behalf of 7,641 shares and would abstain from voting on behalf of 2,056 shares. The Chairman said that this would be noted.

The General Meeting of Shareholders then decided by acclamation to grant full discharge to the Board of Management and the Supervisory Board for the performance of their respective functions during the 2001 financial year.

4.   Composition of the Supervisory Board.

The Chairman then told the meeting that Mr. Westerlaken was resigning by rotation this year and was not available for reappointment owing to his busy schedule as member of the Group Management Committee of Philips.

The Chairman said that while the Supervisory Board regrets Mr. Westerlaken's decision they were very grateful for his valuable contribution to the company in general and the Supervisory Board in particular, especially at the time of the initial public offering of ASML's shares.

The Chairman continued to say that the Supervisory Board attaches a great deal of importance to the presence of legal expertise in the Board and that Mr. Westerburgen is regarded as a suitable candidate to succeed Mr. Westerlaken.

The Chairman explained that the members of ASML's Supervisory Board are appointed by the Board itself. The General Meeting, the Works Council and the Board of Management have the right to recommend persons for membership of the Supervisory Board, and that the Works Council and the Board of Management had not invoked this right. The Works Council and the General Meeting also have the right to lodge an objection to an intended appointment. The Works Council has since indicated that it has no objection to proposed appointment of Mr. Westerburgen.

The Chairman then gave the shareholders the opportunity to pose questions.

Mr. Bulthuis said that, by proxy, he was voting against on behalf of 1,050 shares and was abstaining from voting on behalf of 3,020 shares. The Chairman noted this.

The General Meeting of Shareholders then decided by acclamation to refrain from using its right of recommendation and not to object to the proposed appointment of Mr. Westerburgen as member of the Supervisory Board of ASML.

5.   Proposal to amend the Articles of Association.

The Chairman then referred to the draft amendment of the Articles of Association that had been made available for inspection at the appropriate places in accordance with Dutch law and the articles of association. The Chairman told the meeting that the main reason for amending the articles of association is the amendment to the "Wet Giraal Effectenverkeer" (Giro-based Securities Transfer System Act) and gave the floor to Mr. Wennink to explain this in greater detail.

Mr. Wennink explained that the amendment to the "Wet Giraal Effectenverkeer" creates the possibility to convert bearer shares into registered shares. ASML intends to make use of this opportunity and to abolish bearer shares. This requires an amendment to the articles of association. The part of the authorized share capital that is currently in bearer shares will be registered in the name of Necigef, the central securities depository company of the Dutch banks for securities such as bonds and shares. Necigef will arrange for registration of the shares in the name of holders thereof.

The Chairman added that this is a technical amendment and that it would not have any material effect on the shareholders. An important reason to withdraw bearer shares is the fact that clearance and settlement of trades in shares is cheaper and more efficient this way.

The Chairman said that both the Supervisory Board and the Meeting of Priority Shareholders had approved the proposed amendment.

The Chairman then gave those present the opportunity to pose questions.

Mr. Bourguignon asked for a more detailed explanation of Article 6.9 that applies to the issuing of bearer certificates.

Mr. Klemann explained that the possibility to issue bearer certificates is included in order to avoid having a statutory dispute resolution regulation intended for family companies applying to ASML. ASML does not intend to make use of this possibility.

Mr. Bulthuis said that he was voting against by proxy on behalf of 5,959 shares and abstaining from voting on behalf of 2,377 shares. Mr. Russ said that he was voting against by proxy on behalf of 145,000 shares and abstaining from voting on behalf of 14,455 shares. The Chairman noted this.

The meeting then approved the proposal as stated in point 5 of the agenda by acclamation and decided to amend the Articles of Association of ASML Holding N.V. in accordance with the proposal made available for inspection at the company's premises and ABN AMRO Bank N.V. and distributed in the US by Proxy Services Corporation, as well as to authorize every lawyer of De Brauw Blackstone Westbroek N.V. in order to effectuate such amendment of the Articles of Association and to apply for Dutch regulatory approval.

6. Proposal to authorize the Board of Management for a period of 18 months from March 21, 2002 to issue shares or rights to subscribe for shares in the capital of ASML, as well as to restrict or exclude the pre-emption right accruing to shareholders, which authorization will be limited to
     (i) 10% of the paid-up capital at the time of the authorization, plus
     (ii) an additional 10% of the paid-up capital at the time of the authorization, which 10% can only be used in connection with or on the occasion of mergers and/or acquisitions.

The Chairman said that this was a routine proposal and then gave those present the opportunity to pose questions.

Mr. Philips said that he been granted proxy to vote against the proposal on behalf of 3,036 shares. Mr. Bulthuis voted against on behalf of 724,009 shares and abstained on behalf of 2,719 shares. Mr. Russ voted against by proxy on behalf of 59,640 shares and abstained from voting on behalf of 20,955. The Chairman noted this.

The meeting then decided by acclamation to authorize the Board of Management to issue shares or rights to shares, as well as to limit or exclude the pre-emption rights for a period of 18 months, commencing on 21 March 2002, in accordance with the proposal as included in the agenda.

7. Proposal to authorize the Board of Management for a period of 18 months from March 21, 2002, to acquire ASML shares, at a price between, on the one hand, an amount equal to the par value of the shares and, on the other hand, an amount equal to 110% of the market price of these shares on Euronext Amsterdam N.V. or the Nasdaq National Market.

As this was also a routine proposal, the Chairman referred to the text in the agenda and did not explain the matter further. The Chairman then gave those present the opportunity to pose questions.

Mr. Bulthuis said that he had been granted proxy to vote against the proposal on behalf of 1,661 shares and to abstain from voting on behalf of 2,057 shares. Mr. Russ said that he had been granted proxy to abstain from voting on behalf of 13,755 shares.

The meeting then approved by acclamation the proposal as stated in point 7 of the agenda and the meeting decided to authorize the Board of Management to buy shares in the company for a period of 18 months commencing 21 March 2002 in accordance with the proposal as set out in the agenda.

8.   Any other business

The Chairman then gave those present the opportunity to pose questions concerning matters that had not been dealt with during the meeting.

A number of shareholders said that they wished to enter their names on a mailing list so that they could receive the annual and semi-annual reports. The Chairman said they could give their names to an ASML employee after the meeting.

The Chairman established that there were no further questions.

9.   Closing

The Chairman thanked those present for their attendance and then closed the meeting.


"These minutes contain certain 'forward-looking' statements as referred to in the Private Securities Litigation Reform Act of 1995. These statements are based on expectations of the management as these existed at that time, and naturally are subject to risks and uncertainties including - but not limited to - economic conditions, product demand and industry capacity, competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, availability of raw materials and critical manufacturing equipment, trade environment and other risks indicated in filings with the US Securities and Exchange Commission. Actual results may vary considerably from the expectations included in this document. The 'forward-looking' statements included in this document also contain statements regarding future financial and operating results and future products. ASML does not have any obligation whatsoever (and hereby explicitly rejects any obligation in this respect) to update or amend these 'forward-looking' statements, either as a result of new information or due to future events, or in any other way."